UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2017

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

8 HaSatat St.

Modi’in

Israel 7178106

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]               Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [  ]               No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [  ]              No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]               No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

On November 15, 2017, Vascular Biogenics Ltd. (“we,” or the “Company”) held the Annual and Extraordinary General Meeting of Shareholders (the “Meeting”). At the Meeting, our shareholders voted on four proposals, which are summarized below and described in more detail in our Notice of Annual and Extraordinary General Meeting of Shareholders of Vascular Biogenics Ltd. that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that we furnished to the Securities and Exchange Commission on September 13, 2017.

Proposal 1: To approve the nomination of Prof. Dror Harats, Dr. Bennett M. Shapiro, Prof. Ruth Arnon, Mr. Jecheskiel Gonczarowski and Dr. Ruth Alon (the Company’s incumbent directors who are not external directors) to the Board of Directors, to serve until the next annual general meeting of shareholders of the Company, until each of their successors is duly appointed and qualified, or until any of their earlier resignation or removal (voting will take place in relation to each Director separately).

Proposal 2: To approve the re-appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2017, and until the next annual general meeting of shareholders of the Company and authorize the Board (with power of delegation to its audit committee) to fix the said independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services.

Proposal 3: To approve the extension of the term of the option agreements under the Company Share Ownership and Option Plan (2011) (the “2011 Plan”) which were executed on March 2008 and on June 2008 with each of Prof. Dror Harats and Dr. Bennett M. Shapiro from ten (10) years to twenty (20) years.

Proposal 4: To approve the grant of options and performance share units under the Company’s 2014 Employee Share Ownership and Option Plan (the “2014 Plan”) according to the standard agreements as follows: (i) grant of two options to purchase 20,000 and 65,000 of our ordinary shares to Dr. Bennett M. Shapiro, our chairman of the Board; (ii) grant of an option to purchase 15,000 of our ordinary shares to each of Ms. Ruth Alon, a member of our Board, and Dr. Ron Cohen and Mr. Philip Serlin, our external Directors; (iii) grant of an option to purchase 50,000 of our ordinary shares to Prof. Ruth Arnon, a member of our Board; (iv) grant of an option to purchase 75,000 of our ordinary shares to Prof. Dror Harats, a member of our Board and our Chief Executive Officer; and (v) grant of 25,000 performance share units, to Prof. Dror Harats to vest upon and subject to the occurrence of certain milestone events which were approved by the Compensation Committee and the Board.

Based on voting results at the Meeting, the majority requirements for the proposals under the Israeli Companies Law 5759-1999 and the Company’s amended and restated articles of association, the above proposals were approved at the Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: November 21, 2017	By:	/s/ Dror Harats
	Name:	Dror Harats
	Title:	Chief Executive Officer